UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934

ValueVision Media Inc.
(Name of Issuer)

Common Stock par value $0.01 per share
(Title of Class Securities)

92047K107 (CUSIP Number)

Cannell Capital LLC
P.O. Box 3459
150 East Hansen Avenue
Jackson, WY 83001-3459

(307) 733-2284

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 3, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


CUSIP No. 92047K107

1.	Name of Reporting Persons.

	Cannell Capital LLC

   	I.R.S. Identification Nos. of above persons (entities only).

	94-3366999

2. 	Check the Appropriate Box if a Member of a Group (See Instructions)

  	(a)
	(b)

3.	SEC Use Only

4. 	Source of Funds (See Instructions) WC/OO

5. 	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)

6. 	Citizenship or Place of Organization     USA

7.	Sole Voting Power        2,806,232

8.	Shared Voting Power      0

9.	Sole Dispositive Power   2,806,232

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,232

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)       5.6%*

14.	Type of Reporting Person (See Instructions)

IA

* Based on information set forth on the Form 10-K of ValueVision Media, Inc., (the "Company") as filed with the Securities and Exchange Commission on March 31, 2014, there were 49,836,253 shares of Common Stock par value $0.01 per share (the "Shares"), of the Company issued and outstanding as of March 20, 2014.

As of June 3, 2014 (the "Reporting Date"), Tonga Partners, L.P. ("Tonga") Tristan Partners, L.P. ("Tristan"), the Tristan Offshore Fund Ltd.
("Tristan Offshore"), the Cuttyhunk Fund II LLC ("Cuttyhunk") and sundry separately managed accounts, over which Cannell Capital LLC enjoys investment discretion (("Cannell SMAs") and collectively with Tonga, Tristan, Tristan Offshore, Cuttyhunk, the "Investment Vehicles"), held in the aggregate 2,806,232 shares.

Cannell Capital LLC acts as the investment adviser to Tonga, Tristan, Tristan Offshore, and the Cannell SMAs. Cannell Capital LLC acts as the investment sub-adviser to Cuttyhunk. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.


Item 1.  Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates isthe Common Stock par value $0.01 per share (the "Shares"), of ValueVision Media Inc. (the "Company"), a Delaware corporation. The address of the principal executive offices of the Company is 6740 Shady Oak Road, Eden Prairie, MN 55344.

Item 2.  Identity and Background

a) The name of the Reporting Person is Cannell Capital LLC (the "Reporting Person").

The Reporting Person is an investment sub-adviser to Cuttyhunk and the investment adviser to various separately managed accounts ("Cannell SMAs") and the following entities (each an "Investment Vehicle" and collectively with Cuttyhunk and the Cannell SMAs, the "Investment Vehicles"):

     Tonga Partners, L.P.
     Tristan Partners, L.P.
     Tristan Offshore Fund, Ltd.

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the "Covered Persons"), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b) The principal business address of the Reporting Person is:

   P.O. Box 3459
   150 East Hansen Avenue
   Jackson, WY 83001-3459.

c) The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.

d) Neither the Reporting Person, nor to the best of its knowledge, any of the Covered Persons, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) Neither the Reporting Person, nor to the best of its knowledge, any Covered Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f) The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Cannell Capital LLC is a Wyoming limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

   Tonga Partners, L.P.: $2,119,817.18
   Cuttyhunk Fund II LLC: $858,113.53
   Tristan Partners, L.P.:  $1,542,652.60
   Tristan Offshore Fund, Ltd.:  $883,797.65
   Cannell Separately Managed Accounts:   $2,456,845.03

  The Investment Vehicles have invested an aggregate amount of approximately
   $7,861,226  in the Shares.

Item 4.  Purpose of Transaction

Cannell Capital LLC, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each Investment Vehicle's investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment.

Cannell Capital LLC reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors, senior management decisions and extraordinary business transactions. Cannell Capital LLC reserves the right to take such action as it may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

Cannell Capital LLC files this Schedule 13D to make public the letter attached as Exhibit A.

In addition to the actions set forth above, Cannell Capital LLC may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule
13D general instructions.

Except as set forth above, Cannell Capital LLC has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-K as filed with the Securities and Exchange Commission on March 31, 2014, there were 49,836,253 Shares issued and outstanding as of March 20,2014.

As of June 3, 2014 (the "Reporting Date"), the Investment Vehicles owned 2,806,232 Shares of the Company. Cannell Capital LLC acts as an investment subadviser to Cuttyhunk, an investment adviser to Tristan Offshore and the Cannell SMAs, and is the general partner of and investment adviser to Tristan and Tonga.

(a) As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 2,806,232 Shares, or approximately 5.6% of the Shares deemed issued and outstanding as of the Reporting Date.

(b) Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the securities held by the Investment Vehicles.

(c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles).

(Purchases)
Date            Entity         	   Quantity   Price
07/05/2014     Cuttyhunk            4,399      4.82
07/05/2014     Tonga                17,526     4.82
07/05/2014     Tristan              15,576     4.82
07/05/2014     Tristan Offshore     7,839      4.82
08/05/2014     Cuttyhunk            6,841      4.80
08/05/2014     Tonga                27,250     4.80
08/05/2014     Tristan              24,220     4.80
08/05/2014     Tristan Offshore     12,189     4.80
09/05/2014     Cuttyhunk            1,816      4.92
09/05/2014     Cuttyhunk            7,705      4.98
09/05/2014     Tonga                37,295     4.98
09/05/2014     Tonga                8,791      4.92
13/05/2014     Cuttyhunk            1,878      5.00
13/05/2014     Cuttyhunk            4,169      4.92
13/05/2014     Cannell SMA          11,528     5.00
13/05/2014     Cannell SMA          25,583     4.92
13/05/2014     Tonga                17,348     4.92
13/05/2014     Tonga                7,816      5.00
14/05/2014     Cuttyhunk            4,639      4.83
14/05/2014     Cannell SMA          28,465     4.83
14/05/2014     Tonga                19,303     4.83
15/04/2014     Cannell SMA          35,000     4.52
15/05/2014     Cuttyhunk            1,568      4.77
15/05/2014     Cannell SMA          9,621      4.77
15/05/2014     Tonga                6,524      4.77
15/05/2014     Tristan              7,513      4.77
15/05/2014     Tristan Offshore     1,336      4.77
16/04/2014     Cannell SMA          30,000     4.67
16/05/2014     Cuttyhunk            1,074      4.87
16/05/2014     Cannell SMA          6,593      4.87
16/05/2014     Tonga                4,470      4.87
16/05/2014     Tristan              5,148      4.87
16/05/2014     Tristan Offshore     915        4.87
17/04/2014     Cannell SMA          19,277     4.78
19/05/2014     Cuttyhunk            29         4.99
19/05/2014     Cannell SMA          183        4.99
19/05/2014     Tonga                122        4.99
19/05/2014     Tristan              141        4.99
19/05/2014     Tristan Offshore     25         4.99
20/05/2014     Cuttyhunk            1,514      5.01
20/05/2014     Cannell SMA          9,289      5.01
20/05/2014     Tonga                6,301      5.01
20/05/2014     Tristan              7,256      5.01
20/05/2014     Tristan Offshore     1,291      5.01
21/04/2014     Cannell SMA          10,700     4.87
21/05/2014     Cuttyhunk            617        4.97
21/05/2014     Cannell SMA          3,775      4.97
21/05/2014     Tonga                2,563      4.97
21/05/2014     Tristan              2,951      4.97
21/05/2014     Tristan Offshore     526        4.97


(Sales)

None.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Letter to Mr. Randy Ronning dated June 3, 2014:
                                                            June 3, 2014



Mr. Randy Ronning
Chairman of the Board of Directors
ValueVision Media, Inc. ("VVTV")
6740 Shady Oak Road
Eden Prairie, MN 55344

Dear Mr. Ronning,

I once worked for a large bank where I was bemused to observe that the very same officers who insisted on flying first class (at the shareholders' expense) would compress their own families into "coach" when traveling personally.

It is for this reason that I write to express my outrage that you stiffed me and other shareholders with a $3,000,000 bill for the six months ending March 31, 2014 for public relations and legal advisors to defend VVTV from the Clinton Group's request for a special shareholder meeting. The merit of Clinton's campaign notwithstanding, did you really need to waste our money like that? Did you ever consider the use of in-house counsel or exercising greater frugality? Some might argue that such flagrant waste might be justified at a $20 billion "Fortune 50" company. (I would not, however.) The "market" values VVTV at $200 million.

It is always interesting to me to observe how people will behave with Other People's Money ("OPM"). The disbursement to the High Falutin Predatory Experts ("HFPE") in the fourth quarter alone was 26 times the entire operating profit for the year 2013. What were you thinking? Concerned shareholders want to know! After all most of this outlay was to preserve your jobs - benefitting only a miniscule minority of shareholders. In my opinion, you shot yourself in the foot during this contested proxy contest by plainly broadcasting your character and that of the self-serving board of directors.

During its heyday, Bear Stearns Companies, Inc. enjoyed the best operating ratios in the financial services industry - largely due to the scrappy, frugal, shareholder culture promulgated by its short- sleeve wearing, bow-hunting leader - Alan "Ace" Greenberg. Under separate cover, I am sending you a (used) copy of his Memos from the Chairman which includes a forward by Warren Buffet and these two gems:

       "'Fish stink from the head.' If the management gives the appearance of being alert and suspicious, the people under you will act accordingly; so our task is simple. Be smart, act smart, be alert, be suspicious, and on guard! The only thing that can stop us from getting richer is stupidity." - Page 70

       "When you are a private enterprise, savings on expenses go to the bottom line. When you are owned by the public, savings still go to the bottom line, but they are in turn magnified by the multiple the stock carries." - Page 80

Perhaps this book will inspire you and your brethren to do the bold thing - reimburse VVTV for the misuse of company assets for your exclusive benefit.

Best regards!

Sincerely,



J. Carlo Cannell
Managing Member


_____________________________________________________________________

(1) From VVTV's March 31, 2014 Form 10-K: " General and administrative expense increased from fiscal 2012 primarily as a result of increased salaries, wages and accrued incentive compensation costs of $4.1 million, costs related to an activist shareholder response of $2.1 million..."

http://www.sec.gov/Archives/edgar/data/870826/000087082614000003/
vvtv10k02012014.htm

VVTV's May 21, 2014 Form 8-K listed "Activist shareholder response costs" as amounting to $1,045,000.

http://www.sec.gov/Archives/edgar/data/870826/000090883414000299/vv_8k0521ex.htm

(2) Why do you insist on allocating the lavish cost of the fancy jerk chicken fondue at the fancy pants Redstone American Grill in Eden Prairie when your customers eat walleye at Nye's Polonaise across the Mississippi?
http://www.nyespolonaise.com/

(3) Memos from the Chairman is available from my classmate and merchant extraordinaire Jeff Bezos at

http://www.amazon.com/Memos-Chairman-Alan-C-Greenberg/dp/0761103465/

_____________________________________________________________________


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 3, 2014


Cannell Capital LLC

J. Carlo Cannell, Managing Member


By:  /s/ J. Carlo Cannell

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT
VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment
Vehicles (the "Covered Persons") indicated below:


Cannell Capital LLC

Name:                   			Cannell Capital LLC
Title or Relationship with Reporting Person:    Self
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Wyoming, United States
Principal Place of Business:                    (1)

J. Carlo Cannell

Name:                                           J. Carlo Cannell
Title or Relationship with Reporting Person:    Managing Member
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Wyoming, United States
Principal Place of Business:                    (1)

Tristan Partners, L.P.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser and
                                                General Partner
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Delaware, United States
Principal Place of Business:                    (1)

Tristan Offshore Fund, Ltd.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Cayman Islands
Principal Place of Business:                    (2)

Cuttyhunk II Fund LLC

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Sub-adviser
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Delaware, United States
Principal Place of Business:                    (3)

Tonga Partners, L.P.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser and
                                                General Partner
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Delaware, United States
Principal Place of Business:                    (1)


(1)  The address of the principal place of business of Cannell Capital LLC,
J. Carlo Cannell, Tonga Partners, L.P. and Tristan Partners, L.P., is P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001, United States.

(2) The address of the principal place of business of the Tristan Offshore Fund, Ltd. is One Capital Place, 3rd Floor, GT Grand Cayman, KY1-11003, Cayman Islands.

(3) The address of the principal place of business of The Cuttyhunk II Fund is 10 East 53rd Street, 29th Floor, New York, NY 10022.

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

The undersigned hereby agree as follows:

1) Each of them is individually eligible to use the Schedule 13D to which this
Exhibit is attached, and such Schedule 13D is filed on behalf each of them; and

2) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


06/03/2014
____________________________
Date



CANNELL CAPITAL LLC

/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell, Managing Member
____________________________
Name/Title



/s/ J. Carlo Cannell
____________________________
Signature